SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2003

SONY CORPORATION
(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By	/s/ TERUHISA TOKUNAKA
(Signature)

Teruhisa Tokunaka Executive Deputy President and Chief Financial Officer

Date:  January 29th, 2003

List of materials

Documents attached hereto:

i)	Press Release regarding Sony Corporation’s Consolidated Financial Results for the Third Quarter ended December 31, 2002.

ii)	Press Release regarding Sony Communication Network Corporation’s Financial Results for the Third Quarter and the Nine-month Period ended December 31, 2002.

iii)
Press Release regarding Sony and Telefonaktiebolaget LM Ericsson’s Announcement of a Eur 300 Million Capital Injection to Sony Ericsson Mobile Communications and Report of Said Company’s Results for the Fourth Quarter ended December 31, 2002.

SONY

News & Information	6-7-35 Kita-shinagawa Shinagawa-ku Tokyo, 141-0001 Japan

Consolidated Financial Results for the Third Quarter ended December 31, 2002

No: 03-005E 3:00 P.M. JST, January 29, 2003

Sony Achieves Record Quarterly Sales and Net Income Pictures, Electronics and Game Segments Contribute to Profitability

Tokyo, January 29, 2003 — Sony Corporation announced today its consolidated results for the third quarter ended December 31, 2002 (October 1, 2002 to December 31, 2002).

Highlights

•
For the three months ended December 31, 2002, consolidated sales increased slightly year on year to achieve a quarterly record for Sony of ¥2,307.7 billion ($19.2 billion). Operating income increased ¥40.9 billion year on year to ¥199.5 billion ($1.7 billion). Net income reached ¥125.4 billion ($1.05 billion), the highest quarterly net income Sony has ever recorded. The depreciation of the yen against the euro had a positive impact on results.

•
In the Pictures business, strong home entertainment sales of motion pictures, including Spider-Man and Men in Black II, that had strong theatrical performances earlier in the year, resulted in a significant increase in sales and operating income.

•
In the Electronics segment, although sales decreased due to the severe operating environment, the strong performance of components, semiconductors and consumer audio-visual products, which resulted from an improvement in profit structure, resulted in an increase in total operating income.

•
In the Game segment, the market penetration of hardware continued to expand as hardware unit sales, primarily in the U.S. and Europe, increased significantly during the quarter. As a result, software sales worldwide increased, and this enabled the segment to again achieve the high level of sales and operating income recorded in the same quarter of the previous year.

•
Cash flow was positive throughout the nine months ended December 31, 2002, a significant improvement over the same period of the previous year. This was due to an increase in the operating income of the Electronics, Game, and Pictures businesses. Total interest-bearing debt on December 31, 2002 was lower than as of December 31, 2001 and as of March 31, 2002.

•
Based on management’s belief that uncertain market conditions and the implementation of additional restructuring initiatives will make the fourth quarter a difficult one, Sony has not changed its forecast for the fiscal year ending March 31, 2003, which was announced in October 2002.

	Third quarter ended December 31
	2001	2002	Change	2002*
	(Billions of yen, millions of U.S. dollars, except per share amounts)
Sales and operating revenue	¥2,279.3	¥2,307.7	+1.2%	$19,231
Operating income	158.6	199.5	+25.8	1,663
Income before income taxes	119.3	201.9	+69.3	1,683
Net income	64.0	125.4	+95.9	1,045

Net income per share for common stock
— Basic	¥69.72	¥136.19	+95.3	$1.13
— Diluted	64.87	126.05	+94.3	1.05

*	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥120=U.S.$1, the approximate Tokyo foreign exchange market rate as of December 30, 2002.

Remarks by Nobuyuki Idei, Chairman and CEO of Sony Corporation

Despite prior concerns that sales over the year-end selling season, especially in the U.S., would be slow, Sony performed relatively well, achieving record sales and net income for the third quarter of the fiscal year.

The Pictures business recorded its largest ever sales and operating income for the third quarter, as earlier box office hits continued to generate profits through their release on DVD and VHS. In the Game business, PlayStation 2’s strong market position was further strengthened by a large increase in unit sales of both PlayStation 2 hardware and software.

Although its sales decreased, the Electronics business made a significant contribution to operating income with restructuring initiatives leading to an improvement in profitability. Through further reductions in inventory and other initiatives, we will continue to work to build upon our achievements to date. In the Music business, which has been impacted by industry-wide difficulties, we welcome Mr. Andrew Lack as the new Chairman and CEO of U.S.-based Sony Music Entertainment. I look forward to his exercising considerable expertise in improving financial results.

Consolidated Results for the Third Quarter

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥2,307.7 billion ($19.2 billion), a slight increase year on year (almost flat on a local currency basis—see Note I on page 8).

•	Although sales in the Pictures segment increased by ¥98.0 billion, sales to external customers in the Electronics segment decreased by ¥59.7 billion.

Operating income of ¥199.5 billion ($1,663 million) was recorded, an increase of ¥40.9 billion, or 25.8%, year on year (7% increase on a local currency basis).

•
Operating income in the Pictures segment increased ¥31.4 billion due to the contribution of record home entertainment sales mainly from summer 2002 theatrical releases. The Electronics segment achieved a ¥10.1 billion increase in operating income due to the depreciation of the yen against the euro and further cost reductions. Operating income in the Game segment increased ¥5.3 billion because of the strength of software sales, the depreciation of the yen against the euro, and continuing reductions in the cost of manufacturing hardware.

•	Selling, general and administrative expenses increased ¥24.1 billion mainly as a result of an increase in advertising and marketing expenses in the Pictures segment in support of increased sales.

Income before income taxes was ¥201.9 billion ($1,683 million), an increase of ¥82.6 billion, or 69.3%, year on year.
•	Income before income taxes increased because operating income increased ¥40.9 billion, other income increased ¥6.2 billion and other expenses decreased ¥35.5 billion.
ð	Other income increased due to a ¥2.8 billion ($24 million) foreign exchange gain.
ð
Other expenses decreased because of the absence of the ¥30.7 billion foreign exchange loss recorded in the same quarter of the previous year, and because interest expense decreased by ¥3.2 billion due to lower interest rates and reduced outstanding debt.

Net income of ¥125.4 billion ($1,045 million) was recorded, an increase of ¥61.4 billion, or 95.9%, year on year.
•	The significant improvement occurred as a result of the increase in income before income taxes discussed above and a decrease in losses from affiliates accounted for under the equity method.
ð	Equity in net losses of affiliated companies decreased ¥6.9 billion to ¥10.0 billion ($83 million).
~
This decrease was mainly due to a reduction in losses at Sony Ericsson Mobile Communications, AB (“SEMC”) and at American Video Glass Company (“AVGC”), a joint venture in the U.S. which produces glass components for televisions. Losses at SEMC decreased ¥3.2 billion to ¥4.2 billion ($35 million). Compared with a loss in the same quarter of the previous year, AVGC improved ¥1.9 billion to record a small profit.

•	Partially offsetting the improvement was a ¥26.5 billion increase to ¥65.5 billion yen ($546 million) in income taxes due to the increase in income before taxes mentioned above.

Operating Performance Highlights by Business Segment

Electronics

	Third quarter ended December 31
	2001	2002	Change	2002
	(Billions of yen, millions of U.S. dollars)
Sales and operating revenue	¥1,539.7	¥1,468.2	-4.6%	$12,235

Operating income	72.0	82.1	+14.1	685

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥1,468.2 billion ($12.2 billion), a decrease of 4.6% year on year (6% decrease on a local currency basis).
•	On a product category basis, sales increased in “Semiconductors” by 33.5%, in “Components” by 7.5%, and in “Video” by 3.0%.
•	Sales decreased in “Information and Communications” by 18.2% and “Audio” by 9.6%.
ð	On a local currency basis:
~
Products with significant increases in sales were digital still cameras (“Cybershot”), semiconductors (especially CCDs and LCDs, which increased due to higher demand for digital still cameras and personal digital assistants), projection televisions, plasma televisions and personal digital assistants (“CLIÉ”).

~	Products with significant decreases in sales were VAIO PCs, CRT computer displays and CRT televisions.
~	On a geographic basis, sales in Other areas increased, while sales in the U.S., Europe and Japan decreased.

Operating income was ¥82.1 billion ($685 million), an increase of ¥10.1 billion, or 14.1%, year on year (10% decrease on a local currency basis).
•	Despite the negative impact of the decrease in sales, the following factors led to the increase in profit:
ð	The depreciation of the yen against the euro.
ð
An improvement in the profitability of such business as CRTs for computer displays, where a reduction in fixed costs led to greater financial viability, and semiconductors, where utilization at manufacturing facilities increased.

•
The following product categories achieved an increase in profitability: “Components,” in which CRTs for computer displays, recording media and battery businesses benefited from structural changes, “Audio” in which home theatre products performed well, and “Televisions” in which large screen televisions performed well. “Semiconductors” changed from loss to profit, mainly due to the strong performance of CCDs. However, “Information and Communications” turned from profit to loss due to the deterioration of the profit performance of PCs.

Regarding the performance during the quarter of the Aiwa business, sales decreased and the implementation of restructuring initiatives led to an operating loss. Sony merged with Aiwa Co., Ltd. on December 1, 2002 (see Note III on page 8).

Inventory as of December 31, 2002 was ¥506.5 billion ($4,221 million), a ¥120.9 billion, or 19.3%, decrease compared with the level as of December 31, 2001.

Game
	Third quarter ended December 31
	2001	2002	Change	2002
	(Billions of yen, millions of U.S. dollars)
Sales and operating revenue	¥383.2	¥384.1	+0.3%	$3,201
Operating income	66.4	71.7	+7.9	597

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥384.1 billion ($3,201 million), almost flat year on year (4% decrease on a local currency basis).
•	Hardware sales decreased, but software sales increased, compared with the same quarter of the previous year.
ð
Unit sales of both PlayStation 2 and PS one hardware decreased in Japan, but increased significantly in other areas, particularly the U.S. and Europe. Strategic price reductions in all major regions led to a year on year decrease in sales revenue in the U.S. and Japan, although sales revenue increased in Europe.

ð
Software sales increased worldwide due to an increase in PlayStation 2 software unit sales resulting from the continuing market penetration of PlayStation 2 hardware. (Worldwide hardware production shipments of PlayStation 2 were 49.59 million units as of December 31, 2002 on a cumulative basis.)

•	Worldwide hardware production shipments:*
ð	PS 2: 8.03 million units (an increase of 2.61 million units)
ð	PS one: 3.02 million units (an increase of 1.99 million units)
•	Worldwide software production shipments:*
ð	PS 2: 79.00 million units (an increase of 26.30 million units)
ð	PlayStation: 22.00 million units (a decrease of 16.00 million units)
*  Production shipment units of hardware and software are counted upon shipment of the products from manufacturing bases. Sales of such products are recognized when the products are delivered to customers.

Operating income was ¥71.7 billion ($597 million), an increase of ¥5.3 billion, or 7.9%, year on year (12% decrease on a local currency basis).
•
Strong software sales worldwide led to an overall increase in operating income. Although hardware sales decreased due to strategic price reductions in all major regions, the positive impact of the depreciation of the yen against the euro, in addition to continued reduction of manufacturing costs, resulted in only a slight negative impact on operating income.

Inventory as of December 31, 2002 was ¥144.7 billion ($1,206 million), a ¥4.4 billion, or 3.1%, increase compared with the level as of December 31, 2001.

Music

	Third quarter ended December 31
	2001	2002	Change	2002
	(Billions of yen, millions of U.S. dollars)
Sales and operating revenue	¥205.5	¥198.8	-3.3%	$1,657
Operating income	23.1	20.9	-9.5	174

The amounts presented above are the sum of the yen-translated results of Sony Music Entertainment Inc. (“SMEI”), a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, and the results of Sony Music Entertainment (Japan) Inc. (“SMEJ”), a Japan based operation which aggregates results in yen.

Management analyzes the results of SMEI in U.S. dollars, so discussion of certain portions of its results are specified as being on “a U.S. dollar basis.”

Sales were ¥198.8 billion ($1,657 million), a decrease of 3.3% year on year (3% decrease on a local currency basis). Of the Music segment’s sales, 74% were generated by SMEI, and 26% were generated by SMEJ.

•	SMEI’s sales (on a U.S. dollar basis) decreased 1%.
ð	Sales decreased because continuing difficult market conditions caused a decline in record sales in many regions worldwide.
ð	Partially offsetting this decline was increased DVD software manufacturing sales to the Pictures and Game segments.
ð	Titles that contributed the most to sales were Jennifer Lopez’s This is Me…Then and Dixie Chicks’ Home.
•	SMEJ’s sales decreased 8%.
ð	Sales decreased because of the continued contraction of the record industry.
ð	Titles that contributed the most to sales were Chemistry’s Second to None and The Gospellers’ aCappella.

Operating income was ¥20.9 billion ($174 million), a decrease of ¥2.2 billion, or 9.5% year on year (9% decrease on a local currency basis).

•	SMEI’s operating income (on a U.S. dollar basis) decreased 10% as compared to the same quarter of the prior year.
ð
Operating income declined as a result of the decrease in record sales, higher talent-related expenses, and increased costs recorded for ongoing restructuring activities, including continuing worldwide headcount reductions.

ð
Partially offsetting this decrease was a decrease in advertising and promotion expenses, increased income generated by the increased DVD software manufacturing activity, and savings realized from SMEI’s previously implemented cost savings initiatives.

•	SMEJ’s operating income decreased 6% as compared to the same quarter of the prior year.
ð	Although a reduction in advertising and promotion expenses led to a decrease in selling, general and administrative expenses, the drop in record sales resulted in a decline in operating income.

Pictures
	Third quarter ended December 31
	2001	2002	Change	2002
	(Billions of yen, millions of U.S. dollars)
Sales and operating revenue	¥158.4	¥256.3	+61.9%	$2,136
Operating income	0.3	31.7	+10,761.3	264

The results presented above are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results are specified as being on “a U.S. dollar basis.”

Sales were ¥256.3 billion ($2,136 million), an increase of 61.9% year on year (64% increase on a U.S dollar basis).
•	The reasons for the substantial increase in sales (on a U.S. dollar basis) were:
ð	Record SPE home entertainment sales as a result of the releases of Spider-Man, Men in Black II, xXx, Stuart Little 2, and Mr. Deeds.
~	Over 40 million initial DVD and VHS units of Spider-Man were shipped worldwide during the quarter.
ð	Higher television revenues primarily from a library sale to a cable channel of the television program The Nanny and higher advertising revenues from Wheel of Fortune.

Operating income was ¥31.7 billion ($264 million), an increase of ¥31.4 billion year on year.
•	The reasons for the increase in profitability were:
ð	Substantially higher home entertainment revenues, as noted above, driven by SPE’s successful summer 2002 theatrical release slate.
ð	Higher television operating income from the increased revenues noted above.
ð	The absence of a television restructuring charge recorded in the prior year.
•	Partially offsetting the increase in profitability was:
ð	The disappointing theatrical performance of I Spy.

Financial Services
	Third quarter ended December 31
	2001	2002	Change	2002
	(Billions of yen, millions of U.S. dollars)
Financial Service revenue	¥127.1	¥133.9	+5.4%	$1,116
Operating income	2.1	3.6	+72.4	30

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Financial Service revenue was ¥133.9 billion ($1,116 million), an increase of 5.4% year on year.
•	Revenue increased primarily due to an increase in revenue at Sony Life Insurance Co., Ltd. (“Sony Life”).
ð
Revenue increased because valuation gains and losses from investments in the general account improved compared to a loss recorded on Argentine government bonds in the same quarter of the previous year, and because insurance revenue rose due to an increase in insurance-in-force.

ð
The above revenue gains were partially offset by an increase in valuation losses from investments in the separate account, which resulted from the stock market downturn. Valuation gains and losses from investments in the separate account accrue directly to the account of policyholders and, therefore, do not affect operating income.

•	In addition, the following factors affected Financial Services segment revenue:
ð	Revenue at Sony Assurance Inc. increased due to higher insurance revenue brought about by an expansion in insurance-in-force.
ð	Revenue at Sony Finance International, Inc. (“Sony Finance”) was almost flat year on year.
ð	Revenue at Sony Bank increased only slightly reflecting the severe market environment though the total balance of deposited funds increased.

Operating income increased ¥1.5 billion or 72.4% year on year to ¥3.6 billion ($30 million).
•	Operating income increased primarily due to the improvement in valuation gains and losses from investments in the general account and increase in insurance revenue.
•	In addition, the following factors affected Financial Services segment operating income:
ð	Losses at Sony Assurance Inc. decreased due to an increase in insurance revenue and a decrease in payments for insurance benefits.
ð	Operating income at Sony Finance was almost flat year on year.
ð	Sony Bank, which began operations in June 2001, recorded a loss similar to that of the same quarter in the previous year.

Other
	Third quarter ended December 31
	2001	2002	Change	2002
	(Billions of yen, millions of U.S. dollars)
Sales and operating revenue	¥53.0	¥64.1	+21.0%	$535
Operating income (loss)	(3.5)	(6.6)	—	(55)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥64.1 billion ($535 million), an increase of 21.0% year on year.
•	Sales of NACS-related businesses (see Note II on page 8) and sales at an advertising agency business subsidiary in Japan increased.

In terms of profitability, an operating loss of ¥6.6 billion ($55 million) was recorded compared with an operating loss of ¥3.5 billion in the same quarter of the previous year, a deterioration of ¥3.2 billion year on year.
•
Losses increased at NACS-related businesses in the aggregate, mainly because of losses incurred in connection with the creation of a platform business for the networked era, although operating income was recorded at Sony Communication Network Corporation.

Cash Flow

	Nine months ended December 31
	2001	2002	Difference		2002
	(Billions of yen, millions of U.S. dollars)

Cash flow

— From operating activities	¥330.8	¥503.1	¥	+172.3	$4,192

— From investing activities	(590.9)	(404.6)		+186.3	(3,371)

— From financing activities	366.7	40.5		-326.2	338

Cash and cash equivalents as of December 31	744.2	798.6		+54.4	6,655

Cash provided by operating activities for the nine months ended December 31, 2002 was ¥503.1 billion
($4,192	million), an increase of ¥172.3 billion.
•
While cash was used for an increase in notes and accounts receivable during the nine months, the contribution to profit of the Electronics, Game and Pictures businesses and an increase in notes and accounts payable caused cash generated from operating activities to exceed expenditures.

•
Although the amount of increase in notes and accounts receivable increased and inventories changed from a decrease to an increase, leading to a decrease in cash provided by operating activities, an increase in the operating income of the Electronics, Game and Pictures businesses, and a change from a decrease to an increase in notes and accounts payable contributed to the increase in cash provided by operating activities compared with the same period of the previous year.

Cash used in investing activities for the nine months was ¥404.6 billion ($3,371 million), a decrease of ¥186.3 billion.

•
The use of cash derived primarily from the fact that, reflecting an increase in assets under management in the life insurance and banking businesses, investments and advances of ¥686.8 billion ($5,723 million) exceeded sales and maturities of securities investments and collections of advances of ¥386.0 billion ($3,216 million) in the Financial Services business.

•
In addition, ¥203.6 billion ($1,696 million) was used to purchase fixed assets, primarily in the Electronics business but, as a result of the prioritization of investments, the figure decreased by ¥89.6 billion compared with the same nine months of the previous fiscal year. Cash proceeds of ¥127.4 billion ($1,062 million) were also generated from the sales of securities investments and collections of advances, including ¥88.4 billion* from the sale of equity in Telemundo Communications Group, Inc. and its subsidiaries, a U.S. based television network and station group.

(*The U.S. dollar amount of the cash proceeds recorded on the sale of Telemundo was $679 million.)

Cash provided by financing activities for the nine months was ¥40.5 billion ($338 million), a decrease of ¥326.2 billion.
•
Although cash was used during the nine months to pay down borrowings of the Sony group as a whole and ¥23.0 billion ($191 million) in dividends were paid, cash was provided by a ¥106.5 billion ($887 million) increase in deposits from customers in the banking business.

Notes

Note I:  During the third quarter ended December 31, 2002, the average value of the yen was ¥121.58 against the U.S. dollar and ¥121.05 against the euro, which was 0.8% higher against the U.S. dollar and 9.8% lower against the euro, compared with the average rate for the third quarter of the previous fiscal year. Operating results on a local currency basis described herein reflect sales and operating revenue (“sales”) and operating income obtained by applying the yen’s average exchange rate in the third quarter of the previous fiscal year to local currency-denominated monthly sales, cost of sales, and selling, general and administrative expenses in the third quarter of the current fiscal year. Local currency basis results are not reflected in Sony’s financial statements and are not measures conforming with Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”). In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful information to investors regarding operating performance.

Note II:  Commencing with the first quarter ended June 30, 2002, Sony has partly realigned its business segment configuration and Electronics segment product category configuration. In accordance with this realignment, results of the third quarter of the previous fiscal year have been reclassified to conform to the presentation for the third quarter of the current fiscal year. Sales of related businesses in the Network Application and Contents Service Sector (“NACS”), established in April 2002 to enhance network businesses, are included in the “Other” segment. In addition to Sony Communication Network Corporation, which was originally contained in the “Other” segment, NACS-related businesses include an in-house oriented information system service business and an IC card business formerly contained in the “Other” category of the Electronics segment.

Note III:  On October 1, 2002, Sony implemented a share exchange as a result of which Aiwa Co., Ltd. became a wholly-owned subsidiary. As a result of this share exchange, Sony issued 2,502,491 new shares, the minority interest in Aiwa was eliminated from the balance sheet, and additional paid-in capital increased ¥15.9 billion. On December 1, 2002, Sony absorbed Aiwa by merger. The merger had no effect on Sony’s financial statements.

Note IV:  “Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. “Operating income” in each business segment represents operating income recorded before intersegment transactions and unallocated corporate expenses are eliminated. “Sales on a product category basis” in the Electronics segment represents only sales of products to external customers, i.e. those sales recorded after intersegment and intercategory transactions have been eliminated.

Other Matters

In November 2002, Sony Corporation of America, a subsidiary of Sony Corporation, together with other investors, executed a definitive agreement to acquire all of the outstanding common stock of InterTrust Technologies Corporation (“InterTrust”) for approximately $453 million. In January 2003, the acquisition of InterTrust by Sony Corporation of America, Koninklijke Philips Electronics N.V. of Holland, and another investor was successfully completed. InterTrust is a leading holder of intellectual property in digital rights management. The objective of this transaction fits with Sony’s network strategy which is to enable wide access to secure digital content through networks.

In January 2003, Sony and Telefonaktiebolaget LM Ericsson announced that they will each invest an additional 150 million euro in SEMC to strengthen its financial position.

Outlook for the Fiscal Year ending March 31, 2003

Despite the solid results that Sony achieved in the third quarter, we believe that the business environment in which Sony operates will remain unstable because of the uncertain economic outlook and waning consumer confidence. Due to these uncertainties in the market, and the implementation of restructuring, we believe that the fourth quarter will be a difficult one. Therefore we have not changed our October forecast.

Change from previous year
Sales and operating revenue	¥7,600 billion	Unchanged
Operating income	280 billion	+ 108%
Income before income taxes	310 billion	+ 234
Net income	180 billion	+ 1,076

Assumed exchange rates for the fourth quarter: approximately ¥120 to the dollar and ¥125 to the euro. (Exchange rates assumed in October for the third quarter: approximately ¥120 to the dollar and ¥115 to the euro.)

No change was made in capital expenditures and depreciation and amortization.

Capital expenditures (additions to fixed assets)	¥280 billion	-14%
Depreciation and amortization*	350 billion	-1
(Depreciation expenses for tangible assets	260 billion	-13)
*	Including amortization of intangible assets and amortization of deferred insurance acquisition costs.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include but are not limited to those using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “may” or “might” and words of similar meaning in connection with a discussion of future operations or financial performance. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which Sony makes significant sales or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology (particularly in the Electronics business), and subjective and changing consumer preferences (particularly in the Game, Music, and Pictures businesses); (iv) Sony’s ability to implement successfully the restructuring initiatives in its Electronics, Music and Pictures businesses and its network strategy for its Electronics, Music, Pictures, and Game businesses; (v) Sony’s ability to compete and develop and implement successful sales and distribution strategies in light of Internet and other technological developments in its Music and Pictures businesses; (vi) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments (particularly in the Electronics business); (vii) the success of Sony’s joint ventures and alliances; and (viii) the outcome of contingencies. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.

Investor Relations Contacts:

Tokyo	New York	London
Takeshi Sudo	Yas Hasegawa/Kumiko Koyama	Hanako Muto/Chris Hohman
+81-(0)3-5448-2180	+1-212-833-6820/5011	+44-(0)20-7426-8760/8739

Home Page: www.sony.net/IR/

Business Segment Information (Unaudited)

	Three months ended December 31
Sales and operating revenue	2001	2002	Change	2002
	(Millions of yen, millions of U.S. dollars)
Electronics
Customers	¥1,402,933	¥1,343,231	-4.3%	$11,194
Intersegment	136,765	125,017		1,041

Total	1,539,698	1,468,248	-4.6	12,235

Game
Customers	378,747	377,027	-0.5	3,142
Intersegment	4,412	7,096		59

Total	383,159	384,123	+0.3	3,201

Music
Customers	188,715	173,354	-8.1	1,445
Intersegment	16,811	25,488		212

Total	205,526	198,842	-3.3	1,657

Pictures
Customers	158,358	256,332	+61.9	2,136
Intersegment	0	0		0

Total	158,358	256,332	+61.9	2,136

Financial Services
Customers	119,952	127,132	+6.0	1,059
Intersegment	7,102	6,755		57

Total	127,054	133,887	+5.4	1,116

Other
Customers	30,601	30,657	+0.2	255
Intersegment	22,411	33,483		280

Total	53,012	64,140	+21.0	535

Elimination	(187,501)	(197,839)	—	(1,649)

Consolidated total	¥2,279,306	¥2,307,733	+1.2%	$19,231

Electronics intersegment amounts primarily consist of transactions with the Game business.
Music intersegment amounts primarily consist of transactions with the Game and Pictures businesses.
Other intersegment amounts primarily consist of transactions with the Electronics business.

Operating income (loss)	2001	2002	Change	2002
Electronics	¥72,008	¥82,146	+14.1%	$685
Game	66,410	71,664	+7.9	597
Music	23,096	20,902	-9.5	174
Pictures	292	31,715	+10,761.3	264
Financial Services	2,063	3,557	+72.4	30
Other	(3,469)	(6,622)	—	(55)

Total	160,400	203,362	+26.8	1,695

Corporate and elimination	(1,789)	(3,846)	—	(32)

Consolidated total	¥158,611	¥199,516	+25.8%	$1,663

Commencing with the first quarter ended June 30, 2002, Sony has partly realigned its business segment configuration.
In accordance with this change, results of the previous year have been reclassified to conform to the presentation for the current year.

	Nine months ended December 31
Sales and operating revenue	2001	2002	Change	2002
	(Millions of yen, millions of U.S. dollars)
Electronics
Customers	¥3,611,799	¥3,547,650	-1.8%	$29,564
Intersegment	422,126	367,505		3,062

Total	4,033,925	3,915,155	-2.9	32,626

Game
Customers	768,789	772,559	+0.5	6,438
Intersegment	12,106	15,134		126

Total	780,895	787,693	+0.9	6,564

Music
Customers	447,695	422,598	-5.6	3,522
Intersegment	41,460	61,290		510

Total	489,155	483,888	-1.1	4,032

Pictures
Customers	441,065	615,530	+39.6	5,129
Intersegment	0	0		0

Total	441,065	615,530	+39.6	5,129

Financial Services
Customers	342,179	371,493	+8.6	3,096
Intersegment	21,285	20,620		172

Total	363,464	392,113	+7.9	3,268

Other
Customers	82,180	89,439	+8.8	745
Intersegment	67,597	91,609		764

Total	149,777	181,048	+20.9	1,509

Elimination	(564,574)	(556,158)	—	(4,634)

Consolidated total	¥5,693,707	¥5,819,269	+2.2%	$48,494

Electronics intersegment amounts primarily consist of transactions with the Game business.
Music intersegment amounts primarily consist of transactions with the Game and Pictures businesses.
Other intersegment amounts primarily consist of transactions with the Electronics business.

Operating income (loss)	2001	2002	Change	2002
Electronics	¥50,188	¥157,524	+213.9%	$1,313
Game	67,357	99,022	+47.0	825
Music	22,232	5,027	-77.4	42
Pictures	19,660	50,882	+158.8	424
Financial Services	11,346	20,314	+79.0	169
Other	(11,418)	(21,269)	—	(177)

Total	159,365	311,500	+95.5	2,596

Corporate and elimination	(1,142)	(9,593)	—	(80)

Consolidated total	¥158,223	¥301,907	+90.8%	$2,516

Commencing with the first quarter ended June 30, 2002, Sony has partly realigned its business segment configuration.
In accordance with this change, results of the previous year have been reclassified to conform to the presentation for the current year.

Electronics Sales and Operating Revenue to Customers by Product Category

	Three months ended December 31
Sales and operating revenue	2001	2002	Change	2002
	(Millions of yen, millions of U.S. dollars)
Audio	¥238,422	¥215,565	-9.6%	$1,797
Video	249,742	257,274	+3.0	2,144
Televisions	280,968	283,956	+1.1	2,366
Information and Communications	307,593	251,718	-18.2	2,098
Semiconductors	39,595	52,844	+33.5	440
Components	134,759	144,855	+7.5	1,207
Other	151,854	137,019	-9.8	1,142

Total	¥1,402,933	¥1,343,231	-4.3%	$11,194

	Nine months ended December 31
Sales and operating revenue	2001	2002	Change	2002
Audio	¥599,073	¥548,962	-8.4%	$4,575
Video	648,973	676,462	+4.2	5,637
Televisions	623,013	666,683	+7.0	5,556
Information and Communications	854,607	715,741	-16.2	5,964
Semiconductors	136,967	152,257	+11.2	1,269
Components	384,127	404,412	+5.3	3,370
Other	365,039	383,133	+5.0	3,193

Total	¥3,611,799	¥3,547,650	-1.8%	$29,564

The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information on page F-1 F-2. The Electronics business is managed as a single operating segment by Sony’s management. However, Sony believes that the information in this table is useful to investors in understanding the sales contributions of the products in this business segment. In addition, commencing with the first quarter ended June 30, 2002, Sony has partly realigned its product category configuration in the Electronics business. In accordance with this change, results of the previous year have been reclassified to conform to the presentations for the current year.

Sales of mobile phones are no longer recorded in the “Information and Communications” category as of the third quarter ended December 31, 2001. From the third quarter of the previous year, sales of mobile phones manufactured for Sony Ericsson Mobile Communications, AB are recorded in the “Other” product category.

Geographic Segment Information (Unaudited)

	Three months ended December 31
Sales and operating revenue	2001	2002	Change	2002
	(Millions of yen, millions of U.S. dollars)
Japan	¥606,985	¥576,943	-4.9%	$4,808
United States	774,706	748,374	-3.4	6,236
Europe	538,073	591,181	+9.9	4,927
Other Areas	359,542	391,235	+8.8	3,260

Total	¥2,279,306	¥2,307,733	+1.2%	$19,231

	Nine months ended December 31
Sales and operating revenue	2001	2002	Change	2002
Japan	¥1,662,078	¥1,575,947	-5.2%	$13,133
United States	1,886,116	1,922,199	+1.9	16,018
Europe	1,200,604	1,302,616	+8.5	10,855
Other Areas	944,909	1,018,507	+7.8	8,488

Total	¥5,693,707	¥5,819,269	+2.2%	$48,494

Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.

Consolidated Statements of Income (Unaudited)

	Three months ended December 31
	2001	2002	Change	2002
	(Millions of yen, millions of U.S. dollars, except per share amounts)
Sales and operating revenue			%
Net sales	¥2,149,813	¥2,166,684		$18,056
Financial service revenue	119,952	127,132		1,059
Other operating revenue	9,541	13,917		116

	2,279,306	2,307,733	+1.2	19,231
Costs and expenses
Cost of sales	1,550,162	1,507,867		12,566
Selling, general and administrative	452,643	476,775		3,972
Financial service expenses	117,890	123,575		1,030

	2,120,695	2,108,217		17,568

Operating income	158,611	199,516	+25.8	1,663

Other income
Interest and dividends	3,973	3,340		28
Royalty income	4,849	5,581		47
Foreign exchange gain, net	—	2,840		24
Other	4,729	8,009		66

	13,551	19,770		165
Other expenses
Interest	9,842	6,673		56
Loss on devaluation of securities investments	2,789	1,720		14
Foreign exchange loss, net	30,748	—		—
Other	9,494	8,993		75

	52,873	17,386		145

Income before income taxes	119,289	201,900	+69.3	1,683

Income taxes	39,038	65,536		546

Income before minority interest and equity in net losses of affiliated companies	80,251	136,364	+69.9	1,137

Minority interest in income (loss) of consolidated subsidiaries	(706)	928		9

Equity in net losses of affiliated companies	16,934	10,005		83

Net income	¥64,023	¥125,431	+95.9	$1,045

Per share data:
Common stock
Net income
— Basic	¥69.72	¥136.19	+95.3	$1.13
— Diluted	64.87	126.05	+94.3	1.05
Subsidiary tracking stock
Net income (loss)
— Basic	(4.06)	1.11	—	0.01

Consolidated Statements of Income (Unaudited)

	Nine months ended December 31
	2001	2002	Change %	2002
	(Millions of yen, millions of U.S. dollars, except per share amounts)
Sales and operating revenue
Net sales	¥5,325,076	¥5,412,892		$45,107
Financial service revenue	342,179	371,493		3,096
Other operating revenue	26,452	34,884		291

	5,693,707	5,819,269	+2.2	48,494
Costs and expenses
Cost of sales	3,926,022	3,838,888		31,991
Selling, general and administrative	1,278,629	1,327,295		11,061
Financial service expenses	330,833	351,179		2,926

	5,535,484	5,517,362		45,978
Operating income	158,223	301,907	+90.8	2,516

Other income
Interest and dividends	11,618	10,161		85
Royalty income	18,743	22,246		185
Foreign exchange gain, net	—	2,192		18
Gain on sale of securities investments, net	317	70,870		591
Other	25,647	24,672		206

	56,325	130,141		1,085
Other expenses
Interest	32,539	20,063		167
Loss on devaluation of securities investments	13,615	17,925		149
Foreign exchange loss, net	30,963	—		—
Other	31,859	26,697		224

	108,976	64,685		540

Income before income taxes	105,572	367,363	+248.0	3,061

Income taxes	74,119	104,243		869

Income before minority interest, equity in net losses of affiliated companies and cumulative effect of accounting changes	31,453	263,120	+736.5	2,192

Minority interest in income (loss) of consolidated subsidiaries	(9,635)	6,671		55

Equity in net losses of affiliated companies	26,298	29,786		248

Income before cumulative effect of accounting changes	14,790	226,663	+1,432.5	1,889

Cumulative effect of accounting changes (2001:Net of income taxes of ¥2,975 million)	5,978	—		—

Net income	¥20,768	¥226,663	+991.4	$1,889

Per share data:
Common stock
Income before cumulative effect of accounting changes
— Basic	¥16.12	¥246.46	+1,428.9	$2.05
—Diluted	16.07	228.77	+1,323.6	1.91
Net income
—Basic	22.63	246.46	+989.1	2.05
—Diluted	22.56	228.77	+914.1	1.91
Subsidiary tracking stock
Net income (loss)
—Basic	(4.90)	27.88	—	0.23

Consolidated Balance Sheets (Unaudited)

	December 31 2001	March 31 2002	December 31 2002	December 31 2002
	(Millions of yen, millions of U.S. dollars)
ASSETS
Current assets:
Cash and cash equivalents	¥744,167	¥683,800	¥798,635	$6,655
Time deposits	8,329	5,176	6,103	51
Marketable securities	155,163	162,147	218,448	1,820
Notes and accounts receivable, trade	1,532,626	1,363,652	1,635,099	13,626
Allowance for doubtful accounts and sales returns	(120,543)	(120,826)	(152,518)	(1,271)
Inventories	816,114	673,437	701,068	5,842
Deferred income taxes	151,669	134,299	149,865	1,249
Prepaid expenses and other current assets	435,506	435,527	493,120	4,110

	3,723,031	3,337,212	3,849,820	32,082

Film costs	352,197	313,054	275,801	2,298

Investments and advances:
Affiliated companies	125,279	131,068	72,479	604
Securities investments and other	1,469,205	1,566,739	1,745,558	14,546

	1,594,484	1,697,807	1,818,037	15,150

Property, plant and equipment:
Land	187,476	195,292	189,518	1,579
Buildings	888,820	891,436	873,645	7,280
Machinery and equipment	2,257,331	2,216,347	2,118,062	17,651
Construction in progress	64,586	66,825	61,588	513
Less-Accumulated depreciation	(1,961,927)	(1,958,234)	(1,927,595)	(16,063)

	1,436,286	1,411,666	1,315,218	10,960

Other assets:
Intangibles, net	228,113	245,639	258,229	2,152
Goodwill	312,977	317,240	291,412	2,428
Deferred insurance acquisition costs	295,533	308,204	326,401	2,720
Other	497,417	554,973	656,430	5,471

	1,334,040	1,426,056	1,532,472	12,771

	¥8,440,038	¥8,185,795	¥8,791,348	$73,261

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥453,100	¥113,277	¥80,608	$672
Current portion of long-term debt	22,488	240,786	230,479	1,921
Notes and accounts payable, trade	789,339	767,625	896,089	7,467
Accounts payable, other and accrued expenses	896,884	869,533	889,754	7,415
Accrued income and other taxes	113,293	105,470	172,238	1,435
Deposits from customers in the banking business	63,602	106,472	213,881	1,782
Other	413,617	355,333	377,343	3,145

	2,752,323	2,558,496	2,860,392	23,837

Long-term liabilities:
Long-term debt	1,052,778	838,617	811,151	6,760
Accrued pension and severance costs	231,900	299,089	317,514	2,646
Deferred income taxes	160,317	159,573	162,379	1,353
Future insurance policy benefits and other	1,569,068	1,680,418	1,848,136	15,401
Other	252,625	255,824	282,878	2,357

	3,266,688	3,233,521	3,422,058	28,517

Minority interest in consolidated subsidiaries	31,913	23,368	22,220	185

Stockholders’ equity:
Capital stock	476,031	476,106	476,261	3,969
Additional paid-in capital	968,147	968,223	984,181	8,202
Retained earnings	1,226,219	1,209,262	1,424,413	11,870
Accumulated other comprehensive income	(273,788)	(275,593)	(388,895)	(3,242)
Treasury stock, at cost	(7,495)	(7,588)	(9,282)	(77)

	2,389,114	2,370,410	2,486,678	20,722

	¥8,440,038	¥8,185,795	¥8,791,348	$73,261

Consolidated Statements of Cash Flows (Unaudited)

	Nine months ended December 31
	2001	2002	2002
	(Millions of yen, millions of U.S. dollars)
Cash flows from operating activities:
Net income	¥20,768	¥226,663	$1,889
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization, including amortization of deferred insurance acquisition costs	262,179	255,684	2,131
Amortization of film costs	165,105	232,727	1,939
Accrual for pension and severance costs, less payments	8,922	20,125	168
Loss on sale, disposal or impairment of long-lived assets, net	23,099	23,539	196
Gain on sales of securities investments, net	(317)	(70,870)	(591)
Deferred income taxes	(29,698)	(65,648)	(547)
Equity in net losses of affiliated companies, net of dividends	28,938	30,880	257
Cumulative effect of accounting changes	(5,978)	—	—
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(52,521)	(298,009)	(2,483)
(Increase) decrease in inventories	150,272	(41,752)	(348)
Increase in film costs	(197,605)	(226,738)	(1,889)
Increase (decrease) in notes and accounts payable, trade	(149,850)	139,788	1,165
Increase (decrease) in accrued income and other taxes	(44,042)	69,970	583
Increase in future insurance policy benefits and other	203,054	167,718	1,398
Increase in deferred insurance acquisition costs	(53,848)	(49,808)	(415)
Changes in other current assets and liabilities, net	51,479	35,476	296
Other	(49,189)	53,321	443

Net cash provided by operating activities	330,768	503,066	4,192

Cash flows from investing activities:
Payments for purchases of fixed assets	(293,123)	(203,552)	(1,696)
Proceeds from sales of fixed assets	34,216	23,567	196
Payments for investments and advances by financial service business	(469,028)	(686,800)	(5,723)
Payments for investments and advances (other than financial service business)	(78,465)	(49,961)	(416)
Proceeds from sales of securities investments, maturities of marketable securities and collections of advances by financial service business	190,585	385,984	3,216
Proceeds from sales of securities investments, maturities of marketable securities and collections of advances (other than financial service business)	26,560	127,389	1,062
Increase in time deposits	(1,641)	(1,196)	(10)

Net cash used in investing activities	(590,896)	(404,569)	(3,371)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	223,888	10,506	88
Payments of long-term debt	(163,992)	(23,101)	(193)
Increase (decrease) in short-term borrowings	239,434	(22,147)	(185)
Increase in deposits from customers in the banking business	63,602	106,462	887
Proceeds from issuance of subsidiary tracking stock	9,529	—	—
Dividends paid	(22,951)	(22,965)	(191)
Other	17,195	(8,219)	(68)

Net cash provided by financing activities	366,705	40,536	338

Effect of exchange rate changes on cash and cash equivalents	30,345	(24,198)	(202)

Net increase in cash and cash equivalents	136,922	114,835	957
Cash and cash equivalents at beginning of the year	607,245	683,800	5,698

Cash and cash equivalents at end of the third quarter	¥744,167	¥798,635	$6,655

(Notes)

1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥120 = U.S.$1, the approximate Tokyo foreign exchange market rate as of December 30, 2002.

2.	As of December 31, 2002, Sony had 1,050 consolidated subsidiaries. It has applied the equity accounting method in respect to its 83 affiliated companies.

3.
Sony calculates and presents per share data separately for Sony’s Common stock and for the subsidiary tracking stock which is linked to the economic value of Sony Communication Network Corporation, based on Statement of Financial Accounting Standards (“FAS”) No.128, “Earnings per Share”. The holders of the tracking stock have the right to participate in earnings, together with common stock holders. Accordingly, Sony calculates per share data by the “two-class” method based on FAS No.128. Under this method, basic net income per share for each class of stock is calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period. The earnings allocated to the subsidiary tracking stock are determined based on the subsidiary tracking stockholders’ economic interest in the targeted subsidiary’s earnings available for dividends. The earnings allocated to Common stock are calculated by subtracting the earnings allocated to the subsidiary tracking stock from Sony’s net income for the period.

Weighted-average shares used for computation of earnings per share of Common stock are as follows. The dilutive effect mainly resulted from convertible bonds. In accordance with FAS No.128, the computation of diluted net income per share for the nine months ended December 31, 2001 uses the same weighted-average shares used for the computation of diluted income before cumulative effect of accounting changes per share, and reflects the effect of the assumed conversion of convertible bonds in diluted net income.

	Three months ended December 31
Weighted-average shares	2001	2002
	(Thousands of shares)
Net income
— Basic	918,470	920,961
— Diluted	996,345	999,828

Weighted-average shares	(Thousands of shares)
	Nine months ended December 31
	2001	2002

Income before cumulative effect of accounting changes and net income
— Basic	918,450	919,337
— Diluted	921,407	998,275

Weighted-average shares used for computation of earnings per share of the subsidiary tracking stock for the three months and nine months ended December 31, 2001 and 2002 are 3,072 thousand shares. There were no potentially dilutive securities for the subsidiary tracking stock outstanding at December 31, 2001 and 2002.

4.
Sony’s comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes changes in unrealized gains or losses on securities, unrealized gains or losses on derivative instruments, minimum pension liability adjustment and foreign currency translation adjustments. Net income, other comprehensive income (loss) and comprehensive income for the three months and nine months ended December 31, 2001 and 2002 were as follows:

	Three months ended December 31			Nine months ended December 31
	2001	2002	2002	2001	2002	2002
	(Millions of yen, millions of U.S. dollars)
Net income	¥064,023	¥125,431	$1,045	¥20,768	¥226,663	$1,889
Other comprehensive income (loss) :
Unrealized gains (losses) on securities	(9,251)	(744)	(6)	(35,913)	(8,173)	(68)
Unrealized gains (losses) on derivative instruments	1,087	(1,066)	(9)	2,821	(3,414)	(28)
Foreign currency translation adjustments	131,886	(12,467)	(104)	87,871	(101,715)	(848)

	123,722	(14,277)	(119)	54,779	(113,302)	(944)

Comprehensive income	¥187,745	¥111,154	$926	¥75,547	¥113,361	$945

5.
On April 1, 2001, Sony adopted FAS No.133, “Accounting for Derivative Instruments and Hedging Activities” as amended by FAS No.138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of FASB Statement No.133”. As a result of the adoption of the new standard, Sony recorded a one-time non-cash after-tax unrealized gain of ¥1,089 million in accumulated other comprehensive income in the consolidated balance sheet, as well as an after-tax gain of ¥5,978 million in the cumulative effect of accounting changes in the consolidated statement of income.

6.
In the fourth quarter of the year ended March 31, 2002, Sony adopted Emerging Issues Task Force Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products”, retroactive to April 1, 2001. As a result of the adoption of new statement, certain cooperative advertising and product placement costs previously classified as selling, general and administrative expenses for the three months and nine months ended December 31, 2001 have been reclassified as a reduction of revenues to conform to the presentation for the three months and nine months ended December 31, 2002.

7.	Adoption of New Accounting Standards

Impairment or Disposal of Long-Lived Assets

On April 1, 2002, Sony adopted FAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. This statement establishes a single accounting model for long-lived assets to be disposed of by sale and modifies the accounting and disclosure rules for discontinued operations. The adoption of this statement did not have an impact on Sony’s results of operations and financial position.

FAS No.145, “Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No.13, and Technical Corrections”

In April 2002, the Financial Accounting Standards Board issued FAS No.145. This statement rescinds certain authoritative pronouncements and amends, clarifies or describes the applicability of others, effective for fiscal years beginning or transactions occurring after May 15, 2002, with early adoption encouraged. Sony elected early adoption of this statement retroactive to the beginning of the fiscal year. The adoption of this statement did not have an impact on Sony’s results of operations and financial position.

Other Consolidated Financial Data
	Three months ended December 31
	2001	2002	Change	2002
	(Millions of yen, millions of U.S. dollars)

Capital expenditures (additions to fixed assets)	¥75,160	¥56,937	-24.2%	$474

Depreciation and amortization expenses*	94,603	88,716	-6.2	739

(Depreciation expenses for tangible assets)	(77,572)	(70,304)	(-9.4)	(586)

R&D expenses	98,918	105,564	+6.7	880

	Nine months ended December 31
	2001	2002	Change	2002

Capital expenditures (additions to fixed assets)	¥254,594	¥184,631	-27.5%	$1,539

Depreciation and amortization expenses*	262,179	255,684	-2.5	2,131

(Depreciation expenses for tangible assets)	(215,646)	(205,136)	(-4.9)	(1,709)

R&D expenses	325,283	311,749	-4.2	2,598

*	Including amortization expenses for intangible assets and for deferred insurance acquisition costs.

SONY

News & Information	6-7-35 Kita-shinagawa Shinagawa-ku Tokyo, 141-0001 Japan

No: 03-002E Date: January 28, 2003

Subsidiary Tracking Stock Sony Communication Network Corporation Financial Results For the Third Quarter and the Nine-Month Period Ended December 31, 2002

Sony Communication Network Corporation (hereinafter, the “SCN Group”), a subsidiary the performance of which is linked to a tracking stock issued by Sony Corporation, announced today its consolidated results for both the third quarter ended December 31, 2002 (the period from October 1, 2002 to December 31, 2002) and the nine-month period ended December 31, 2002 (the period from April 1, 2002 to December 31, 2002).

Summary of Consolidated Results

The following is a summary of the SCN Group’s consolidated results for both the third quarter and the nine-month period ended December 31, 2002. These results are based on the generally accepted accounting standards of Japan.

Consolidated Results for the Third Quarter
	Quarter ended December 31
	2001	2002	Change (%)
	(Millions of Yen)
Sales	¥8,625	¥9,933	+15.2
Operating income (loss)	(519)	76	—
Ordinary income (loss)	(687)	(17)	—
Net income (loss)	(457)	201	—

Consolidated Results for the Nine-Month Period
	Nine months ended December 31
	2001	2002	Change (%)
	(Millions of Yen)
Sales	¥24,141	¥29,307	+21.4
Operating income (loss)	(1,356)	973	—
Ordinary income (loss)	(1,861)	695	—
Net income (loss)	(1,506)	276	—

1/12

Summary of Consolidated Operations (October 1, 2002 to December 31, 2002)

Regarding the Japanese economy during the third quarter ended December 31, 2002; there was a growing sense of being at a standstill. Several factors of uncertainty- the strengthening of the yen against the dollar due to anxiousness over the United States economy accompanied by a more tense international situation including Iraq, as well as declining stock prices and uneasiness towards the government’s economic policies- caused a worsening in consumer and business confidence.

In spite of this economic environment, in the Internet market, dedicated-line broadband services, such as CATV, FTTH, and in particular ADSL, continued to spread. A marked result of this was the number of ADSL subscribers in Japan as of the end of December passing 5.65 million, according to the Ministry of Public Management, Home Affairs, Posts and Telecommunications.

In this business environment, the SCN Group worked to enrich its connection services, including IP telephony, and to enrich its broadband content offerings, such as video distribution and online games. The SCN Group also worked to strengthen and expand its marketing efforts, including expanding subscription routes and advertising, and to strengthen cooperation with Sony Corp. and Sony Marketing (Japan) Inc. hardware.

As a result, sales during the quarter under review were 9,933 million yen, an increase of 15.2% over the year earlier period. The number of So-net subscribers increased by 130,000 over the year earlier period, to 2.29 million. Of those, broadband subscribers, mainly of “So-net ADSL,” numbered 370,000, an increase of 260,000 over the year earlier period.

Affecting profit performance, marketing, advertising, and sales promotion expenditures totaling 1,247 million yen, an increase of 129 million yen over the year earlier period, were carried out as part of efforts to strengthen marketing activities. This was a result of implementation of joint promotions with “TSUTAYA” and “am/pm” and television advertising aimed at raising brand awareness and consumer recognition of sales campaigns.

On the other hand, the SCN Group worked to promote a stronger management system for the entire group, to rationalize and improve the efficiency of call center operation.

Furthermore, the SCN Group worked to review the number of ports for access points. These measures helped to reduce total selling, general and administrative costs. As a result, operating income of 76 million yen was recorded, compared with an operating loss of 519 million yen in the year earlier period.

Also, equity losses of 68 million yen were recorded for affiliated companies accounted for by the equity method, an improvement of 111 million yen over the year earlier period. This was because of increased profitability, along with an expansion of sales, at DeNA Co., Ltd. However, due to losses including charges resulting from the cancellation of leasing contracts connected with systems integration in the Internet provider services, an ordinary loss of 17 million yen was recorded, compared with an ordinary loss of 687 million yen in the year earlier period.

Furthermore, following the merger agreement between the SCN and So-net Be Media Corp. (hereinafter, “SBM”), the SCN Group recorded deferred tax assets corresponding with the portion within SBM’s tax loss carryforwards that is expected to be utilized by SCN. Stemming from this, during the quarter under review, the SCN Group recorded deferred tax benefit of 301 million yen. As a result, net income for the quarter under review was 201 million yen, compared with a net loss of 457 million yen in the year earlier period.

2/12

Sales by Category

The third quarter ended December 31, 2002

		3rd Quarter ended December 31, 2001 (millions of yen)	Percentage of total (%)	3rd Quarter ended December 31, 2002 (millions of yen)	Percentage of total (%)	Year-on-year change (%)
Operating revenue	Internet provider services	7,186	83.3	8,220	82.7	+14.4
	Internet-Related services	1,222	14.2	1,317	13.3	+7.8
Merchandise sales		217	2.5	396	4.0	+82.3
Total		8,625	100.0	9,933	100.0	+15.2

The nine-month period ended December 31, 2002

		Nine-months ended December 31, 2001 (millions of yen)	Percentage of total (%)	Nine-months ended December 31, 2002 (millions of yen)	Percentage of total (%)	Year-on-year change (%)
Operating revenue	Internet provider services	19,703	81.6	24,483	83.5	+24.3
	Internet-related services	3,991	16.5	3,807	13.0	(4.6)
Merchandise sales		447	1.9	1,018	3.5	+127.6
Total		24,141	100.0	29,307	100.0	+21.4

<<Operating revenue>>

ISP services

In this category, the SCN Group must work to enrich its new service offerings aimed at the spread of dedicated-line broadband connections, and during the quarter under review, the SCN Group announced offerings including the start of test service of “So-net Phone,” an IP telephony service, and PHS Packet Communication Service.

In the area of cooperation with Sony Corp., the SCN Group is offering the new Home Network Service, and also announced a decision to sell from the beginning of this February the broadband AV router “HN-RT1,” aimed at broadband subscribers.

Furthermore, as a way of strengthening marketing in order to attract subscribers, the SCN Group developed a So-net new subscriber campaign involving joint promotions and sales cooperation with “TSUTAYA” and “am/pm” stores. The SCN Group has also developed joint promotions including cooperation on Sony hardware with Sony Marketing (Japan) Inc.

Overall, sales of ISP services for the quarter ended December 31, 2002 were 8,220 million yen, an increase of 14.4% compared with the year earlier period. Such sales accounted for 82.7% of total sales.

3/12

Internet-related services

In this category, although content subscription fees and the sales of subsidiaries increased, compared to the year earlier period, sales stemming from the construction of authentication and settlement systems as well as content sales related to “PostPet” decreased. Furthermore, in terms of measures to strengthen and expand content services aimed at broadband, the SCN Group began Beta-version testing of “Ever Quest,” a massively multiplayer online role-playing game jointly offered by Sony Corp. and the SCN Group. Also, the SCN Group pre-opened “So-net TV,” a broadband portal site, and offered over 10 streaming original new programs.

Overall, sales in this category increased 7.8% compared with year earlier period to 1,317 million yen. Such sales accounted for 13.3% of total sales.

<<Merchandise sales>>

This category includes sales of CS-broadcast receivers, “PostPet V3,” a popular e-mail software program that went on sale in early December, and “PlayStation BB units,” as well as related products outsourced to sell in Japanese-market and ADSL modems. During the quarter under review, sales in this category increased by 82.3% to 396 million yen. Such sales accounted for 4.0% of total sales.

Results of Consolidated Subsidiaries and of Affiliated Companies Accounted for by the Equity Method

The SCN Group includes the following five consolidated subsidiaries: So-net Be Media Corp., So-net Sports.com Corp., So-net M3 Inc., Skygate, Co., Ltd., and Drivegate Inc., and two affiliated companies accounted for by the equity method: Label Gate Co., Ltd. and DeNA Co., Ltd. During the quarter under review, equity in net losses of affiliated companies of 68 million yen was recorded, compared with 179 million yen in the year earlier period.

Furthermore, during the quarter under review, a decision was reached for So-net Be Media Corp. to merge with SCN as of January 1, 2003.

In terms of profitability, the six companies except for So-net M3 Inc. continued to record operating losses as in the second quarter, but thanks to sales increases and improving profitability, the trend was one of improvement.

Cash Flow

Cash and cash equivalents were 5,115 million yen at December 31, 2002, which was an increase of 15 million yen compared with the end of the year earlier period. During the nine-month period under review, the SCN Group generated 2,145 million yen of cash from operating activities, used 630 million yen of cash in investing activities, and used 1,040 million yen of cash in financing activities, which resulted in an increase in cash and cash equivalents of 475 million yen since March 31, 2002.

<Cash flow from operating activities>

During the nine-month period ended December 31, 2002, regarding cash flows from operating activities, the SCN Group generated 2,145 million yen, a significant improvement over the year earlier period, when the SCN Group used 358 million yen. During the period under review, this was mainly due to the recording of net income before income taxes of 695 million yen during the nine-month period, compared with a loss of 1,824 million yen in the year earlier period.

4/12

<Cash flow from investing activities>

During the nine-month period ended December 31, 2002, regarding cash flows from investing activities, the SCN Group used 630 million yen, while during the nine-month period ended December 31, 2001, the SCN Group used 2,677 million yen. During the period under review, factors influencing cash flows from investing activities included outlays of 498 million yen for acquiring intangible assets such as connection service and e-commerce systems as well as outlays of 206 million yen due to loans to affiliated companies.

<Cash flow from financing activities>

During the nine-month period ended December 31, 2002, regarding cash flows from financing activities, the SCN Group used 1,040 million yen, while during the nine-month period ended December 31, 2001, the SCN Group generated 7,676 million yen. During the period under review, this reflected the repayment of short and long-term debt to Sony Corp.

For inquiries, please contact:
Sony Corp, IR Department
7-35, Kita-Shinagawa 6-chome Shinagawa-ku,	Tel: (03) 5448-2180

5/12

Segment Information

<Operating segment information>

Third quarter ended December 31, 2002
Nine-month period ended December 31, 2002

The SCN Group is involved solely in network service-related operations; thus, as it operates a single business segment, information in this section has been omitted.

<Geographic segment information>

Third quarter ended December 31, 2002
Nine-month period ended December 31, 2002

Disclosures relating to geographic segment are not applicable because the group does not operate outside of Japan.

<Overseas sales>

Third quarter ended December 31, 2002
Nine-month period ended December 31, 2002

Because overseas sales accounted for less than 10 percent of overall sales, disclosures relating to overseas sales have been omitted.

6/12

Condensed Consolidated Statements of Income (Unaudited)

For the three months ended December 31, 2002

	Three-months ended December 31
	2001		2002		Change
	(Millions of yen)
Sales		8,625		9,933	15.2%
Cost of sales		4,961		5,735
Gross profit		3,664		4,197
Selling, general and administrative expenses		4,183		4,121
Operating income (loss)		(519)		76	—%
Non-operating income		18		19
Non-operating expenses
Equity in net loss of affiliated companies	179		68
Other	7	186	45	113
Ordinary income (loss)		(687)		(17)	—%
Extraordinary gain
Gain on issuances of stock by equity investee		78		—
Extraordinary loss		—		—
Net income (loss) before income taxes		(609)		(17)	—%
Income tax current	(73)		96
Income tax deferred	75	2	(301)	(204)
Minority interest loss		154		14
Net income (loss)		(457)		201	—%

For the nine-months ended December 31, 2002

	Nine-months ended December 31
	2001		2002		Change
	(Millions of yen)
Sales		24,141		29,307	21.4%
Cost of sales		14,292		16,996
Gross profit		9,849		12,312
Selling, general and administrative expenses		11,205		11,339
Operating income (loss)		(1,356)		973	—%
Non-operating income		46		62
Non-operating expenses
Equity in net loss of affiliated companies	490		273
Other	61	551	66	340
Ordinary income (loss)		(1,861)		695	—%
Extraordinary gain
Gain on issuances of stock by consolidated subsidiary and equity investee		97		0
Extraordinary loss
Extraordinary depreciation of fixed assets		60		—
Net income (loss) before income taxes		(1,824)		695	—%
Income tax current	75		469
Income tax deferred	(164)	(90)	(22)	447
Minority interest loss		228		28
Net income (loss)		(1,506)		276	—%

7/12

Condensed Consolidated Balance Sheets (Unaudited)

	December 31 2001	March 31 2002	December 31 2002
	(Millions of yen)
ASSETS
Current assets	9,624	9,408	9,932

Cash and bank deposit	545	523	459
Notes and account receivable, trade	3,816	3,962	3,954
Inventories	116	64	105
Deposits in parent company	4,555	4,118	—
Deposits in Sony group company	—	—	4,657
Other	636	770	791
Allowance for bad debt	(43)	(28)	(33)
Noncurrent assets	5,013	4,789	4,428

Property, plant and equipment	520	456	383

Intangible assets	2,809	2,724	2,577

Software	1,123	1,108	1,168
Goodwill	1,382	1,275	1,182
Other	303	341	227
Investment and other assets	1,684	1,609	1,468

Investment in affiliates and others	830	833	749
Other	854	776	719

Total assets	14,638	14,197	14,361

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	4,938	5,460	6,176

Account payable, trade	1,652	1,963	2,331
Current portion of long-term borrowing from parent	900	1,200	1,100
Company
Accrued expense	2,033	1,693	1,853
Other	353	603	892
Long-term liabilities	1,165	869	83

Long-term borrowing from parent company	1,100	800	—
Other	65	69	83
Total liabilities	6,103	6,329	6,259

Minority interest	(140)	(213)	(241)

Common stock	5,246	5,246	5,246
Additional paid-in capital	4,765	4,765	4,765
Retained earnings (accumulated losses)	(1,350)	(1,945)	(1,669)
Unrealized exchange gains of investment securities	15	16	1

Total stockholders’ equity	8,675	8,081	8,343

Total liabilities and stockholders’ equity	14,638	14,197	14,361

8/12

Consolidated Statements of Cash Flow (Unaudited)

	Nine-months ended December 31
	2001	2002
	(Millions of yen)
I. Cash flows from operating activities
Net Income (loss) before income taxes	(1,824)	695
Depreciation and amortization	658	589
Extraordinary depreciation of fixed assets	60	—
Amortization for goodwill	82	234
Equity in net losses of affiliated companies	490	273
Gain on issuances of stock by consolidated subsidiary and equity investee	(97)	(0)
Decrease in accrued bonuses	(189)	(239)
Increase in accrued severance costs for employees	12	17
Increase in accrued severance indemnities for directors	16	9
Increase in allowance for bad debt	7	5
Interest income	(2)	(2)
Interest expenses	7	6
Loss on disposal of tangible fixed assets	9	21
Loss on sales of tangible fixed assets	1	—
(Increase) decrease in account receivable, trade	(169)	33
(Increase) decrease in inventories	68	(41)
(Increase) decrease in other current assets	53	(34)
Increase in accounts payable, trade	278	363
Increase in accrued expenses	534	140
Increase in other current liabilities	26	250

Sub Total	21	2,318

Receipt of interest	2	2
Payments for interest	(7)	(6)
Payments for income taxes	(375)	(170)

Net cash provided by (used in) operating activities	(358)	2,145

II. Cash flows from investing activities
Payment for securities investment	(154)	(16)
Payment for acquisition of fixed assets	(103)	(37)
Proceeds from sales of fixed assets	2	6
Payment for acquisition of intangible assets	(593)	(498)
Proceeds from sales of intangible assets	1	20
Payment for deposits	(20)	(27)
Proceeds from deposits	—	101
Payments for long term prepaid expenses	(19)	(2)
Net cash increase resulting from acquiring subsidiary	—	30
Net cash decrease resulting from acquiring subsidiary	(1,496)	—
Payments for acquisition of subsidiaries’ stock held by minority shareholders	(16)	—
Payments for loan	(281)	(206)

Net cash used in investing activities	(2,677)	(630)

9/12

	Nine-months ended December 31
	2001	2002
	(Millions of yen)
III. Cash flows from financing activities
Decrease in short-term borrowing	(1,872)	(140)
Payments of long term debt	—	(900)
Proceeds from issuances of stock to minority shareholders	19	—
Proceeds from issuances of stocks	9,529	—

Net cash provided by (used in) financing activities	7,676	(1,040)

IV. Effect of exchange rate difference on cash and cash equivalents	—	—
V. Increase in cash and cash equivalents	4,641	475
VI. Cash and cash equivalents at beginning of year	483	4,641
VII. Decrease in cash and cash equivalents resulting from deconsolidation	(24)	—

VIII. Cash and cash equivalents at end of the period	5,100	5,115

(Notes)
1.	Consolidated Financial statements of the SCN Group are based on the Generally Accepted Accounting Principles in Japan.
2.
As of December 31, 2002, the SCN Group included five consolidated subsidiaries and two affiliated companies accounted for by the equity method. On January 1, 2003, SCN merged with one of the consolidated subsidiaries, So-net Be Media Corp.

3.
While the cash previously deposited in Sony Corp. was recorded under “Deposit in parent company” on the Consolidated Balance Sheet, it is recorded as “Deposit in Sony group company” in this fiscal year because the cash is deposited in Sony Corp’s treasury subsidiary company from December 1.2002.

(For reference)

	Three-months ended December 31, 2001	Three-months ended December 31, 2002	Change (%)
	(millions of yen)
Increase in fixed assets	59	11	(81.2)
Increase in intangible assets	225	125	(44.7)
Depreciation of fixed assets*	54	34	(37.2)
Amortization of intangible assets	171	144	(16.1)

R&D expenses	—	—	—

	Nine-months ended December 31, 2001	Nine-months ended December 31, 2002	Change (%)
Increase in fixed assets	128	34	(73.7)
Increase in intangible assets	725	438	(39.6)
Depreciation of fixed assets*	203	98	(51.5)
Amortization of intangible assets	503	460	(8.5)

R&D expenses	—	—	—

*	Including extraordinary depreciation of fixed assets

10/12

Strategy and Outlook

Going forward

Under a vision of offering “Sony Fun Broadband” services, during the current fiscal year, the SCN Group is working to enrich its basic connection services and high-value added services aimed at dedicated-line broadband as well as its content offerings. The SCN Group is also striving towards the goals of strengthening its subsidiaries and affiliated companies and strengthening cooperation with the Sony Group.

Furthermore, regarding the SCN Group’s subsidiaries and affiliated companies, the SCN Group is working to steadily expand sales and improve profitability.

Going forward, the SCN Group will work to further strengthen cooperation with the Sony Group and at the same time to continue to focus on acquiring subscribers. Furthermore, the SCN Group will strive to further improve the level of management, including that of subsidiaries and affiliated companies.

Forecast of Consolidated Results

Regarding the forecast of the consolidated results for the fiscal year ending March 31, 2003, the figures announced on April 25, 2002 have been revised as follows:

Consolidated Results		(millions of yen) Change from previous year
Sales	39,000	+17.6%
Operating income (loss)	800	—
Ordinary income (loss)	200	—
Net income (loss)	(300)	—

(For reference)

Forecast announced on April 25, 2002 for Consolidated Results for the year ending March 31, 2003:		(millions of yen) Change from revious year
Sales	40,000	+20.7%
Operating income (loss)	(400)	—%
Ordinary income (loss)	(800)	—%
Net income (loss)	(1,000)	—%

Consolidated Results for the year ended March 31, 2002:		(millions of yen) Change from previous year
Sales	33,151	(4.4%	)
Operating income (loss)	(1,707)	—%
Ordinary income (loss)	(2,559)	—%
Net income (loss)	(2,101)	—%

The above revisions to the forecast for the year ending March 31, 2003 are based on the following factors:

11/12

It is expected that the number of SCN Group subscribers at the end of the year ending March 31, 2003 will be 2.32 million, rather than the previously forecast 2.56 million.

Regarding the “Sales” forecast, in the category of ISP services there is an impact from such factors as the number of currently forecast subscribers not being as high as originally forecast, the 3-months-free promotion campaign that began in October for So-net ADSL, and price decreases.

In regards to profitability, operating income has been revised upwards by 1,200 million yen, ordinary income by 1,000 million yen, and net income by 700 million yen. This stems from strengthening the structure of the SCN Group and implementation of measures to enhance services as well as careful consideration of first half advertising and marketing costs and sales promotion costs.

Cautionary statement:

Statements made in this release with respect to Sony Communication Network’s (“SCN”) current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of SCN. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Therefore, SCN cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.

12/12

SONY	ERICSSON
Sony Corporation	Telefonaktiebolaget LM Ericsson
6-7-35, Kitashinagawa	SE-126 25 Stockholm
Shinagawa-ku, Tokyo, 141-0001 Japan	Sweden

Sony and Ericsson Announce Eur 300 million Capital Injection to Sony Ericsson Mobile Communications and Report the Joint Venture’s
Fourth Quarter Results

Tokyo and Stockholm, January 29 — Sony and Ericsson today announced that the two companies have decided to make an additional capital injection to their 50:50 jointly owned Sony Ericsson Mobile Communications, AB (“SEMC”).

In order to strengthen SEMC’s capital structure and support business expansion, Sony and Ericsson have decided that during the quarter ending March 31, 2003, each company will contribute Eur 150 million to SEMC. This capital injection represents the continuing commitment of Sony and Ericsson to the joint venture.

SEMC estimates that approximately 115 million units were sold (sell-through) in the total market during the fourth quarter and approximately 395 million during the full year of 2002, compared with approximately 390 million in 2001. SEMC forecasts that total market sales will be approximately 435 million units during 2003, representing year-on-year growth of about 10%.

Sony and Ericsson today also announced SEMC’s fourth quarter results ended December 31, 2002. Units shipped in the quarter reached 7.1 million, which is 4% higher year-on-year and 42% higher compared to the third quarter. Net sales for the quarter were Eur 1,235 million, representing year-on-year and sequential increases of 18% and 42%, respectively. Income before taxes in the quarter was Eur -77 million and net income was Eur -69 million, which represent year-on-year improvements of Eur 75 million and Eur 70 million, respectively.

Note: As a 50:50 joint venture, 50% of SEMC’s results are reported by Sony and Ericsson as a joint venture accounted for under the equity method.

Contacts:

Investors/Analysts
Ericsson Investor Relations:  Gary Pinkham, Vice President +46(0)8-719-0000
Sony Investor Relations:  Takeshi Sudo, General Manager (Tokyo) +81(0)3-5448-2180; or Chris Hohman, Senior Manager (London) +44(0)20-7426-8739

Press/Media
Ericsson External Relations:  Pia Gideon, Vice President +46(0)8-719-2864
Sony Corporate Communications:  Kei Sakaguchi, General Manager +81(0)3-5448-2200